UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

172406100
(CUSIP Number)

JOSEPH PRETLOW
AOF MANAGEMENT LLC
10940 Wilshire Boulevard, Suite 1450
Los Angeles, CA 90024
(310) 691-1700

STEVE WOLOSKY
ANDREW M. FREEDMAN
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172406100

1	NAME OF REPORTING PERSON ACTIVE OWNERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,469,739
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,469,739
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 172406100

1	NAME OF REPORTING PERSON TP-ONE HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,469,739
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,469,739
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172406100

1	NAME OF REPORTING PERSON AOF MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,469,739
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,469,739
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 172406100

1	NAME OF REPORTING PERSON JOSEPH PRETLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,469,739
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,469,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172406100

1	NAME OF REPORTING PERSON BEN TERK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,469,739
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,469,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172406100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D (the “Initial 13D”) as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by AOF Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,469,739 Shares beneficially owned by AOF Fund is approximately $4,285,375.76, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 5, 2015, AOF Fund and the Issuer entered into the Transfer Agreement (the “Transfer Agreement”), pursuant to which AOF Fund agreed to divest itself of any and all of its beneficially owned Shares in excess of the number of Shares permitted by Section 4.4.3 (“Section 4.4.3”) of the Issuer’s Fourth Amended and Restated Certificate of Incorporation (the “Charter”) to be owned by any shareholder of the Issuer.  In connection with such divestment, AOF Fund delivered 6,465 Shares to the Issuer for which, in return, AOF will receive from the Issuer an amount equal to the lesser of (i) AOF Fund’s cost per share multiplied by 6,465 or (ii) the actual sale price of the 6,465 Shares realized in the open market, in each case after deducting commissions that cannot exceed $100 (USD).

The purpose of Section 4.4.3 is to preserve the Issuer’s ability to utilize its net operating loss carryforwards under Section 382 of the Internal Revenue Code of 1986, as amended.  As a result of AOF Fund’s divestments, and consistent with the Transfer Agreement, the Reporting Persons own less than 5% of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 75,085,433 Shares outstanding, as of November 4, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report for the period ended on September 30, 2015 with the Securities and Exchange Commission on November 9,  2015.

A.	AOF Fund

(a)	As of the close of business on October 29, 2015, AOF Fund beneficially owned 3,469,739 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 3,469,739
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,469,739
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 172406100

(c)	The transactions in the Shares by AOF Fund since the filing of the Initial 13D are set forth in Schedule A and are incorporated herein by reference.

B.	TP-One

(a)	TP-One, as the general partner of AOF Fund, may be deemed the beneficial owner of the 3,469,739 Shares owned by AOF Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 3,469,739
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,469,739
4. Shared power to dispose or direct the disposition: 0

(c)
TP-One has not entered into any transaction in the Shares since the filing of the Initial 13D.  The transactions in the Shares on behalf of AOF Fund since the filing of the Initial 13D are set forth in Schedule A and are incorporated herein by reference.

C.	AOF Management

(a)	AOF Management, as the investment adviser of AOF Fund, may be deemed the beneficial owner of the 3,469,739 Shares owned by AOF Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 3,469,739
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,469,739
4. Shared power to dispose or direct the disposition: 0

(c)
AOF Management has not entered into any transaction in the Shares since the filing of the Initial 13D.  The transactions in the Shares on behalf of AOF Fund since the filing of the Initial 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Messrs. Pretlow and Terk

(a)	Each of Messrs. Pretlow and Terk, as a managing member of each of TP-One and AOF Management, may be deemed the beneficial owner of the 3,469,739 Shares owned by AOF Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,469,739
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,469,739

CUSIP NO. 172406100

(c)
Neither Mr. Pretlow nor Mr. Terk has entered into any transaction in the Shares since the filing of the Initial 13D.  The transactions in the Shares on behalf of AOF Fund since the filing of the Initial 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of October 26, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of the disclosure in Item 4 above and the Transfer Agreement, which is filed hereto as Exhibit 99.1, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Transfer Agreement by and between Active Owners Fund LP and Cinedigm Corp., dated as of October 5, 2015.

CUSIP NO. 172406100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2016

Active Owners Fund LP

By:	TP-One Holdings LLC General Partner

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

TP-One Holdings LLC

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

AOF Management LLC

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

/s/ Joseph Pretlow
JOSEPH PRETLOW

/s/ Ben Terk
BEN TERK

CUSIP NO. 172406100

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial 13D

Shares of Class A Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ACTIVE OWNERS FUND LP

(20,000)	0.4186	12/08/2015
(6,465)*	0.7047	10/14/2015
(234,848)	0.5570	10/08/2015
(269,866)	0.7012	07/21/2015
16,233	0.7047	07/20/2015
65,146	0.7014	07/17/2015
17,536	0.7070	07/16/2015

*Shares transferred to the Issuer in connection with the Transfer Agreement.